        Exhibit 1.01
FORMFACTOR, INC.
Conflict Minerals Report for the Reporting Period from January 1, 2014 to December 31, 2014
1. Introduction
This Conflict Minerals Report for FormFactor, Inc. (the "Company,” “we,” or “our”) is filed as an exhibit to Form SD as required by Rule 13p-1 (the “Rule”) under the Securities Exchange Act of 1934, as amended, for the reporting period from January 1, 2014 to December 31, 2014.
We conducted an analysis of our products and found that small quantities of one or more of the following commonly mined conflict minerals: cassiterite (for tin), wolframite (for tungsten), columbite-tantalite (for tantalum), and gold ore (all collectively referred to as “3TG Minerals”) are found within all of our wafer probe card products. Based on our reasonable country of origin inquiry (“RCOI”) for the reporting period that is the subject of this Conflict Minerals Report, we have reason to believe that some of the necessary 3TG Minerals in products we manufactured, or that we contracted with others to manufacture for us, including sub-components of our products that are manufactured by third parties, may have originated in the Democratic Republic of the Congo or an adjoining country (“Covered Country/ies”).
We have not obtained an independent private sector audit relating to this Conflict Minerals Report because an audit is not required under the Rule, the Securities and Exchange Commission (“SEC”) partial stay of the Rule and existing SEC guidance.
2. Reasonable Country of Origin Inquiry
This section of our Conflict Minerals Report briefly describes our RCOI that we conducted to determine the country of origin of the necessary 3TG Minerals in our products.
We do not purchase any necessary 3TG Minerals directly from miners, smelters or refiners. Our supply chain includes both direct and indirect suppliers of raw materials, parts, including integrated circuits, and components. Consequently, there can be several levels of suppliers between us and the mines or locations of origin of our necessary 3TG Minerals. Our RCOI was directed to (1) all suppliers we were able to identify as providing us with materials, parts or components containing 3TG Minerals, regardless as to whether the source of the 3TG Minerals was one of the Covered Countries, and (2) any suppliers for whom we could not definitively conclude the parts or components did not include 3TG Minerals (collectively referred to as “3TG Suppliers”). Accordingly, we sent one hundred and fourteen (114) 3TG Suppliers a Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (“CFSI”) and asked them to complete the template. We received responses from approximately eighty-five percent (85%) of the suppliers that we requested to complete a template.
As a result of the responses we received from our 3TG Suppliers, we know or have reason to believe that some of our products manufactured or contracted for manufacture during the reporting period contain necessary 3TG Minerals that originated, or may have originated, in the Covered Countries and know or have reason to believe that those necessary 3TG Minerals may not be from recycled or scrap sources. Accordingly, we performed due diligence in an effort to determine the source and chain of custody of these necessary 3TG Minerals.
3. Due Diligence
This section of our Conflict Minerals Report describes our due diligence process that we undertook to determine the source and chain of custody of our necessary 3TG Minerals in our products.
Design of Due Diligence
Our due diligence measures were designed to conform, in all materials respects, with the due diligence framework set forth in the Organisation for Economic Co-operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (“OECD Guidance”) and the related supplements for 3TG Minerals.
Due Diligence Measures Performed

1.	Establish Strong Company Management Systems. We have taken several steps to implement management systems around the sourcing of our necessary 3TG Minerals, including the following:

1.1.
We have a 3TG Minerals Policy, which is publicly available on our company web site at http://www.formfactor.com/company/corporate_citizenship/. The content of any website referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.

1.2.
We have an internal committee for 3TG Minerals compliance, comprised of individuals from our Procurement and Legal Groups, to develop and implement our supply chain due diligence (“3TG Committee”). Our 3TG Committee leads our 3TG Minerals compliance efforts and is responsible for implementing our 3TG Minerals compliance program.

1.3.
Our Procurement Groups in Carlsbad, CA, Livermore, CA and San Jose, CA manage company-wide buying on a global basis, with the exception of certain materials purchased by one of our China subsidiaries for manufacturing activities within China. We consolidate primary responsibility for conducting due diligence procedures within the Procurement Group as opposed to allocating responsibility across the many countries and regions into which our products are sold. Individuals within our China manufacturing subsidiary assume primary responsibility for due diligence within that subsidiary and report to a member of the 3TG Committee.

1.4.
Our 3TG Minerals Policy is communicated to our 3TG Suppliers through direct communications. We requested that our 3TG Suppliers cooperate with our efforts to identify the source and chain of custody of the necessary 3TG Minerals by responding to our survey/questionnaire.

1.5.
As we enter into contracts with new 3TG Suppliers or renew contracts with existing 3TG Suppliers, to the extent possible, we are adding 3TG Minerals provisions that require our 3TG Suppliers to provide information about 3TG Minerals in the products they provide to us.

1.6.
In April 2015, as we followed up with 3TG Suppliers on their programs around 3TG Minerals, we requested our suppliers, to sign a “Supplier Acknowledgement, Confirmation and Certification Form.” This form includes a requirement that each of our suppliers (a) have a policy in place regarding the responsible sourcing of 3TG Minerals, and (b) be committed to ensuring that none of its 3TG Minerals that originate or are sourced from the Covered Countries benefit or finance “armed militias”, which are engaging in widespread human rights violations.

2.	Identify And Assess Risks In The Supply Chain. We have taken several steps to identify and assess risks in our supply chain around 3TG minerals, including the following:

2.1.
After filing our Form SD for the calendar year ended December 31, 2013, we reviewed our 3TG Suppliers and required certain additional suppliers to complete and return to us the CFSI Conflict Minerals Reporting Template. The template was developed to increase the flow of information about 3TG Minerals between suppliers and customers. It requests, among other things, information about our suppliers’ policies, engagement with their suppliers, names and locations of smelters and refiners, and origin of conflict minerals.

2.2.
At the end of 2014, we started sending letters to our 3TG Suppliers to complete and return to us the then-most current version of the Conflict Minerals Reporting Template (i.e., Revision 3.02) to report on their use of 3TG Minerals in 2014.

2.3.
Overall, we received responses to our inquiries from approximately 85% of our 3TG Suppliers. We reviewed and analyzed the responses from our 3TG Suppliers and determined which required further engagement to address responses that were inconsistent or incomplete.

2.4.
The responses we received included one or more of the following: (a) information at a company or division level; (b) information at a product level; (c) information provided to the 3TG Supplier by a third party; and (d) instructions for us to contact a different entity, for example, a part or integrated circuit manufacturer for whom the 3TG Supplier acts as a distributor.

2.5.
Our 3TG Suppliers, or their suppliers, identified for us some, but not all, of the smelters and refiners in their supply chains. We used the Conflict-Free Smelter Program (“CFSP”) developed by the CFSI to verify whether those smelters and refiners received a “compliant” designation from the CFSP.

3.	Design And Implement A Strategy To Respond To Identified Risks. We have taken several steps to design and implement a strategy to respond to any identified risks, including the following:

3.1.
At the direction of our 3TG Committee, our Procurement Group enforced the survey/questionnaire and assessment of the risks within the Company’s supply chain. Our Procurement Group also is requiring all suppliers, including our 3TG Suppliers, to complete our “Supplier Acknowledgement, Confirmation and Certification Form.” As noted above, this form includes a confirmation that each of our suppliers (a) have a policy in place regarding the responsible sourcing of 3TG Minerals, and (b) be committed to ensuring that none of its 3TG Minerals that originate or are sourced from the Covered Countries benefit or finance “armed militias”, which are engaging in widespread human rights violations.

3.2.
The status of the survey results and due diligence was periodically reported to our 3TG Committee. The 3TG Committee confirmed the status of the due diligence and considered actions to respond to supply chain risks identified, if needed.

3.3.	The member of the 3TG Committee periodically reported to the executive officers of the Company.

3.4.
Our Company Ombudsman reports directly to our Board of Directors on the status of our compliance with the Rule, our program around 3TG Minerals and the status of efforts directed to ensure our 3TG Suppliers are engaging in responsible sourcing of 3TG Minerals.

4.
Carry out independent third-party audit of smelter’s/refiner’s due diligence practices. We do not have direct relationships with smelters or refiners of 3TG Minerals. Therefore, we do not carry out audits of these facilities. However, we support audits conducted by third-parties by urging our suppliers to gather information from their suppliers in order to accurately complete the Conflict Minerals Reporting Template.

5.	Report annually on supply chain due diligence. This Conflict Minerals Report is publicly available on our website at http://investors.formfactor.com/ and is filed with the SEC.

4. Results of Review

1.
Efforts To Determine The 3TG Mineral Mine Or Location Of Origin. We determined that the most reasonable effort we can make to identify the mines or locations of origin of our necessary 3TG Minerals is to seek information from our direct suppliers about the location of origin and the smelters and refiners in their supply chains and to request our suppliers to seek the same smelter and refiner and location of origin information from their suppliers.

2.
Countries Of Origin Of Our Necessary 3TG Minerals. The majority of the 3TG Suppliers from whom we requested information about 3TG Minerals indicated that their responses were at a company level; however, certain suppliers, for example, suppliers who act as distributors for third party products such as integrated circuits, referred us to the original part manufacturer, some of whom also provided their response at a company level. Not all 3TG Suppliers were able to provide country of origin information. Therefore, despite our due diligence efforts and engagement with our 3TG suppliers, we do not have sufficient information to determine definitively the countries of origin of the necessary 3TG Minerals in our products and are unable to disclose the country of origin of the necessary 3TG Minerals in our products during the reporting period.

3.
Smelters Or Refiners. We were able to gather information about some, but not all of the smelters and refiners that process 3TG Minerals of our 3TG Suppliers. The majority of the smelters and refiners that were identified by our 3TG Suppliers are on the CSFI list of compliant smelters. However, based on the information provided by our 3TG Suppliers, we were not able to determine the specific smelters and refiners that processed the 3TG Minerals that were incorporated in parts or components provided to us. Therefore, we are not able to disclose the smelters and refiners used to produce the 3TG Minerals in our products during the reporting period.

4.
Steps To Mitigate Risk. Since the start of the reporting period, we have taken or intend to take the following actions to mitigate the risk that the sourcing of our necessary 3TG Minerals benefit or finance armed groups:

(a) Work to continuously improve the due diligence we conduct to obtain complete and reliable information about the sourcing of our necessary 3TG Minerals and whether they benefit or finance armed groups in the Covered Countries;

(b) Continue to engage with our 3TG Suppliers and encourage them to obtain responses from their suppliers, as appropriate, to provide the detailed information we need to comply with our reporting requirements;

(c) As we enter into contracts with new 3TG Suppliers or renew contracts with existing 3TG Suppliers, we plan to continue to attempt to add 3TG Minerals provisions that require our 3TG Suppliers to provide information about 3TG Minerals in the products they provide to us;

(d) Improve upon the process we established in our fiscal year ended 2014 for determining the reasonableness of identifying, qualifying and implementing alternative or replacement conflict-free sources for those 3TG Suppliers who are unable to confirm their use of conflict-free 3TG Minerals and have no plans to transition to use of conflict-free minerals;

(e) Require our suppliers, to the extent possible, to complete annually our “Supplier Acknowledgement, Confirmation and Certification Form”, or similar confirmation of their efforts around responsible sourcing of 3TG Minerals; and

(f) Monitor industry trends and expert analyses to help identify and implement best practices.

5. Forward-Looking Statements

Certain statements contained in this Conflict Minerals Report, including those made under the “Steps to Mitigate Risk” section, reflect the Company’s expectations with respect to future performance and constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements of the plans and objectives of management for future operations. These statements are subject to a variety of uncertainties, unknown risks and other factors concerning the Company’s operations and business environment, which are difficult to predict and are beyond the control of the Company. Factors that could adversely affect our future performance relating to our use of 3TG Minerals include (1) our ability to qualify new suppliers of parts, components or assemblies in a timely manner such that our deliveries to customers are not adversely impacted, (2) the outcome of the current legal challenge to the Rule, (3) the responsible sourcing of 3TG Minerals in our supply chain by our direct and indirect suppliers and (4) the effectiveness of traceability systems used by our direct and indirect suppliers to determine the source and chain of custody of 3TG Minerals contained in our supply chain. For a more comprehensive statement of factors that can adversely affect our business, please see those described under the heading “Risk Factors” in Item 1A of Part I of our Annual Report on Form 10-K for the year ended December 27, 2014. The content of our Annual Report on Form 10-K referred to in this Conflict Minerals Report is not incorporated by reference in this Conflict Minerals Report.